CONRAD C. LYSIAK
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

October 20, 2004

Ms. Barbara C. Jacobs, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840

Dear Ms. Jacobs:

I have reviewed the comment letter dated September 3, 2004 and, as I mentioned during our telephone conference, in my opinion there are a number of comments that are without merit or a basis in law. I understand and acknowledge that you personally did not prepare this comment letter, but that it was prepared by your subordinates. In an effort of good faith, most of the comments have been responded to, however, a number have not. With respect the comments that have not been responded to, a reason appears. If the reason is unacceptable to you, I would like to schedule a conference call with you and the examiner to discuss the basis for the comment.

General
  Willowtree is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." Willowtree has a specific plan and purpose. Its business purpose and specific plan is to engage in the business of landscape advisory services. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. Upon completion of its public offering, Willowtree can immediately begin its plan of operation as set forth in the registration statement.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
October 20, 2004

  Willowtree has no plans or business strategy to engage in mergers or business combination transactions with anyone and has not considered the same previously.

Outside Front Cover
  Self underwritten has been replaced with direct public offering. Please note that in the past SEC staff has directed my clients to use self underwritten.

  Disclosure has been provided that Cynthia Allison, Willowtree's sole officer and director will offer and sell the securities.

  Your legal conclusion is erroneous. Rule 10b-9(a)(2) merely states that it is manipulative to promise to return the money if the minimum is not reached and not do so.

  Disclosure regarding the proceeds of the offering is complete. The information you have requested appears to be for no other purpose that to confuse investors. Further, it has never been required by any SEC staff person in the past. Accordingly, the same is not be supplied.

  The language has been revised.

Summary of the Offering
  The summary has been revised.

  The language has been deleted.

  The document has been revised to reflect future customers and that Willowtree currently has not customers.

  The offering period and the net proceeds has been revised.

  The disclosure is complete and a subscription agreement was filed. The disclosure and the form subscription agreement has been used in numerous filings.

Risk Factors

  Subheadings have been revised.

Because our auditors...
  The risk factor has been revised.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
October 20, 2004

  The language has been revised; the language pertaining to loaning Willowtree money has been deleted.

  There are no consulting services to be supplied by Ms. Allison. The language has been deleted. All services provided by Ms. Allison were in her capacity as an officer and director.

  There is not consulting agreement and reference thereto has been deleted.

We lack an operating history...
  The risk factor headings have been revised as requested.

We are solely dependent...
  The risk factor has been revised.

Because our sole officer...
  The risk factor has been revised.

Because the SEC...
  The language and risk factors have been expanded.

Use of Proceeds
  The language throughout the registration statement has been revised to reflect that Willowtree only intends to furnish advise.

  Your assumption is incorrect. Either the net minimum or maximum will allow Willowtree to operate a year.

  Again, your assumption is incorrect. Even if the deficit appears, the deficit figure does not require that the $5,000 be applied to the deficit. It won't. The $5,000 will be used as set forth in the Use of Proceeds section.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
October 20, 2004

Plan of Distribution
  The disclosure you have requested has been provided.

  The disclosure has been provided.

Business
  The language has been deleted.

  The disclosure has been provided.

  The language has been deleted.

  The language has been revised.

  "Award winning" has been deleted.

  "Two" has been revised to "three."

  Competition has been revised.

  The repetitive Marketing section has been deleted.

Management's Discussion...
  The language has been revised.

  Your assumption is incorrect. The net proceeds will last 12 months.

  Disclosure and a risk factor has been provided.

Management
  Disclosure has been provided. Your conclusions regarding corporate opportunity appears to be incorrect since Ms. Allison, individually, will not be engaging in any business which competes with Willowtree.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
October 20, 2004

Executive Compensation
  The compensation has been moved to salary.

Certain Transactions
  There is no consulting agreement. The auditor advised Willowtree that the shares had to be valued in the manner they were. Ms. Allison's only services are provided in her capacity as an officer and director of Willowtree.

Legality Opinion
  The language you requested has been provided.

  Your comment is without merit and there is no law or regulation to support your position. Accordingly no opinion will be provided by a Nevada attorney.

  The language may not be necessary, but there is no law or regulation that prohibits the same from being included. The qualifying language regarding my "knowledge" has been deleted and revised.

  The language has been revised.

Financial Statements

General
  Williams & Webster was referred to Willowtree by Conrad Lysiak; Williams & Webster has experience in auditing SEC reporting companies; and, Williams & Webster's fees are reasonable.

Income Statement
  The language has been revised.

Securities and Exchange Commission
RE:   Willowtree Advisor, Inc.
         Form SB-2 Registration Statement
         File No. 333-117840
October 20, 2004

Notes to the Financial Statements
  The disclosure you have requested has been provided.

  The disclosure you have requested has been provided.

  The disclosure you have requested has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Willowtree Advisor, Inc.